SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

R.H. DONNELLEY CORPORATION
(Name of Issuer)

Common Stock, $1.00 par value per share
(Title and Class of Securities)

74955W307
(CUSIP Number)

October 6, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74955W307	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS DODDSVILLE INVESTMENTS, LLC, as general partner of a limited partnership.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,486,833 shares of Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,486,833 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,486,833 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.41%
12	TYPE OF REPORTING PERSON* OO

CUSIP No. 74955W307	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

R.H. Donnelley Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

1001 Winstead Drive, Cary, North Carolina 27513

Item 2(a).	Name of Person Filing:

Doddsville Investments, LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:

7301 SW 57th Ct., Suite 400, South Miami, Florida 33143

Item 2(c).	Citizenship:

Not Applicable.

Item 2(d).	Title of Class of Securities:

Common Stock, $1.00 par value.

Item 2(e).	CUSIP Number:

74955W307

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or Dealer registered under Section 15 of the Act.

(b) ☐	Bank as defined in Section 3(a)(6) of the Act.

(c) ☐	Insurance Company as defined in Section 3(a)(19) of the Act.

(d) ☐	Investment Company registered under Section 8 of the Investment Company Act.

(e) ☐	Investment Adviser registered in accordance with Rule 13d-1(b)(1)(ii)(E).

CUSIP No. 74955W307	Page 4 of 5 Pages

(f) ☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) ☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940.

(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this Statement is filed pursuant to Rule 13d-1(c), check this box  ☒.

Item 4.	Ownership.

(a)	Amount beneficially owned: 6,486,833

(b)	Percent of Class: 9.41%

(c)	Number of Shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 6,486,833

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared Power to dispose or to direct the disposition of: 6,486,833

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

CUSIP No. 74955W307	Page 5 of 5 Pages

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

Date: October 7, 2009	DODDSVILLE INVESTMENTS, LLC,

	By:	/s/ Thomas Ryan
Name: Thomas Ryan
Title: Managing Member